Exhibit 3(b)
At a special meeting of the shareholders of The Lamson & Sessions Co. (the “Company”) held on December 15, 2006, the shareholders approved the amendment and restatement of Article IV of the Company’s Amended Articles of Incorporation. On December 15, 2006 the Company filed a Certificate of Amendment by Shareholders with the Secretary of State of Ohio to reflect the meeting of the shareholders and the amendment and restatement of Article IV to read in its entirety as follows:
     ARTICLE IV. The maximum number of shares the corporation is authorized to have outstanding is Forty-four Million Two Hundred Thousand (44,200,000) shares, classified as follows:
     (a) One Million Two Hundred Thousand (1,200,000) shares of Serial Preferred Stock of the par value of $10.00 per share (“Serial Preferred Stock”);
     (b) Three Million (3,000,000) shares of Serial Preference Stock without par value (“Serial Preference Stock”); and
     (c) Forty Million (40,000,000) Common Shares, without par value (“Common Shares”).